Exhibit 99.7

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

("Telkom")

Supreme Court ruling in relation to Telcordia

On November 22, 2006 the Supreme Court of Appeal upheld the appeal by Telcordia against a judgement handed down by the High Court in South Africa in favour of Telkom in November 2003.

Neither the arbitrator nor the above honourable courts have ruled or made a judgment on the amount of the claim.

Telkom's legal team is considering the possibility of other avenues which may be open to Telkom.

Telkom has not provided any amount for the above matter at September 30, 2006.

Pretoria

23 November 2006

Sponsor: UBS